August 26, 2011

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C. 20549

Re:
Rochdale Investment Trust (File Nos.: 333-47415 and 811-08685), (the “Trust”) on behalf of the Rochdale Large Growth Portfolio, Rochdale Large Value Portfolio, Rochdale Mid/Small Growth Portfolio, Rochdale Mid/Small Value Portfolio, Rochdale Dividend & Income Portfolio, Rochdale Intermediate Fixed Income Portfolio and Rochdale Fixed Income Opportunities Portfolio (each a “Fund,” collectively, the “Funds”)

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments given to U.S. Bancorp Fund Services, LLC on August 23, 2011 regarding the review of the Trust’s most recent annual report dated December 31, 2010 and filed on Form N-CSR on March 10, 2011.  For your convenience, the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Funds acknowledge that in connection with the comments made by the Staff regarding annual reports for registered investment companies filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Funds represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

Dividend & Income Portfolio – Statement of Operations

1.
The Staff notes that per the Notes to Financial Statements section of the annual report, the Fund realized gains on written options during the fiscal year; however, such gain was not separately disclosed in the Statement of Operations.  Rule 6.07.7 of Regulation S-X requires separate disclosure in the Statement of Operations for “the gain or loss from expiration or closing of option contracts written.”  Please confirm that for the Trust’s future shareholder reports, such gains will be disclosed as a separate line item as required by Regulation S-X.

Response:  The Trust responds by stating that future shareholder reports will disclose gains on written options in the Statements of Operations as required by Rule 6.07.7 of Regulation S-X.

If you have any questions regarding the enclosed, please do not hesitate to contact John Hadermayer of U.S. Bancorp Fund Services, LLC at (414) 765-6029.

Very truly yours,

Rochdale Investment Trust

/s/ Garrett R. D’Alessandro
Garrett R. D’Alessandro
President